                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-51558


                                  On2.com Inc.

                              Prospectus Supplement
                     (To Prospectus Dated December 8, 2000)

      You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

      On December 21, 2000, we issued a drawdown notice to Crossover Ventures, Inc. ("CVI") in connection with the common stock purchase agreement, dated December 1, 2000, evidencing a standby equity-based credit facility between us and CVI. In this notice, we offered to sell up to $500,000 in the aggregate of our common stock to CVI based on the formula in the common stock purchase agreement, in two tranches. We did not specify a minimum threshold price in this notice. The first tranche began on December 22, 2000, ended on January 8, 2001 and settled on January 9, 2001. In the first tranche, CVI purchased a total of 587,693 shares of our common stock at an average purchase price of $0.425 per share, resulting in aggregate proceeds of $250,000 less the escrow fee of $750 being paid and released from escrow to us by CVI. We anticipate that the second tranche will settle around January 23, 2001.

      The attached prospectus relates to the resale of shares acquired by CVI pursuant to the common stock purchase agreement. Because CVI may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

      We expect to use the proceeds of this sale of common stock for general corporate purposes.

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JANUARY 9, 2001.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                                9,892,450 Shares

                                  ON2.COM INC.

                                  Common Stock
                                ($0.01 par value)

                   -------------------------------------------


         Of the shares of common stock being offered by this prospectus, 4,433,450 shares are being registered for resale by the selling stockholders. Those shares of common stock include 369,444 shares of common stock, 2,974,366 shares of common stock underlying convertible preferred stock and 1,089,640 shares of common stock underlying warrants. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, we may receive proceeds from the exercise of any outstanding warrants to purchase those shares. We will pay all expenses of registration incurred in connection with this offering, but the selling stockholders will pay all of their selling commissions, brokerage fees and related expenses.

         The remaining 5,459,000 shares may be issued pursuant to a common stock purchase agreement between Crossover Ventures, Inc. and us as further described in this prospectus. We will receive the sale price of any common stock that we sell pursuant to the common stock purchase agreement, and Crossover Ventures may resell those shares pursuant to this prospectus.

         The selling stockholders and Crossover Ventures have advised us that they will sell the shares from time to time in the open market, on the American Stock Exchange, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under "Plan of Distribution."

         Crossover Ventures is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sale, and the selling stockholders and any participating broker-dealers may be deemed to be "underwriters" as defined in the Securities Act. We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by Crossover Ventures or the selling stockholders on account of their sale of shares of common stock. We will indemnify Crossover Ventures and the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

         Our common stock is traded on the American Stock Exchange under the symbol "ONT". On December 6, 2000, the closing price of the common stock was $1.05 per share.


                   -------------------------------------------

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

                   -------------------------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                The date of this prospectus is December 8, 2000.

                                  RISK FACTORS

         In evaluating our business, prospective investors should carefully consider the following risks in addition to the other information in this prospectus or in the documents referred to in this prospectus. Any of the following risks could have a material adverse impact on our business, operating results and financial condition and result in a complete loss of your investment.

WE HAVE A HISTORY OF LOSSES AND NEGATIVE CASH FLOW AND ANTICIPATE CONTINUED LOSSES.

         Since our inception, we have incurred significant losses and negative cash flow from operations, and as of September 30, 2000, we had an accumulated deficit of approximately $53.7 million. We have not achieved profitability, and we expect to continue to incur operating losses for the foreseeable future as we fund operating and capital expenditures in implementing our business plan. Our business model assumes that consumers will be attracted to and use broadband-specific video compression technology to access content available on customer Web sites that will, in turn, allow us to provide our technology solutions to customers. Our business model is not yet proven, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future. Our business strategy may be unsuccessful and we may not be able to adequately address all or any of these risks. Even if we are able to achieve profitability, we may be unable to sustain or increase our profitability. In either case, our business, financial conditions and results of operations will be materially and adversely affected.

WE MAY NEED ADDITIONAL CASH TO OPERATE OUR BUSINESS.

         We anticipate that we will require additional funding within the next 12 months to adequately finance the growth of our current operations and the fulfillment of our strategic objectives. We may require additional financing within this time frame to fund acquisitions, develop new technologies or acquire strategic assets. However, there can be no assurance that we will be able to procure additional funding on terms acceptable to us, or at all. In that event, we could reduce the development of our products and services, scale back current operations until funds become available to us on favorable terms and could potentially result in a modification to the auditor's report on our December 31, 2000 financial statements. We cannot assure you that we will be able to generate sufficient cash flow from our operations or be able to raise sufficient capital, or at all, to enable us to operate our business.

SINCE WE RECENTLY CHANGED OUR STRATEGIC OPERATING MODEL, WE ARE ESSENTIALLY A NEW COMPANY AND ACCORDINGLY ARE SUBJECT TO THE RISKS ASSOCIATED WITH A NEW COMPANY.

         Even though our business was founded in 1992, we have only recently implemented our new business plan. As a result, our company is essentially a new venture. Therefore, we do not have a significant operating history upon which you can evaluate us and our prospects, and you should not rely upon our past performance to predict our future performance. In transitioning to our new business model, we are substantially changing our business operations, sales and

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implementation practices, customer service and support operations and management focus. We also face new risks and challenges, including a lack of meaningful historical financial data upon which to plan future budgets, competition from a new range of sources, the need to develop strategic relationships and other risks described below. We cannot guarantee that we will be able to transition successfully to our new business model.

         Our ability to generate profits, if any, will depend on our ability:

          o to attract customers to use our technology infrastructure and support services;

          o to generate revenues from software licensing and sales, broadband streaming services and consulting to developers of broadband content; and

          o    to control costs.

WE ANTICIPATE CONTINUED SIGNIFICANT OPERATING LOSSES FOR THE FORESEEABLE FUTURE, AND WE CANNOT ASSURE YOU THAT PROFITABILITY WILL EVER BE ATTAINED.

         In light of the rapidly evolving nature of our business and its limited operating history, we have little experience forecasting our revenues and believe that period-to-period comparisons of financial results are not necessarily meaningful. Therefore, you should not rely on period-to-period comparisons of our historical financial results as an indication of our future financial results. Moreover, our financial results may vary from period to period due to the uncertainties of our business.

OUR STOCK PRICE IS VOLATILE.

         The market for our common stock has experienced extreme price and volume fluctuations and may continue to be volatile in response to various factors, including:

          o    quarterly variations in our operating results;

          o    competitive announcements;

          o the operating and stock price performance of other companies that investors may deem comparable to us;

          o    news relating to trends in our markets; and

          o changes in financial estimates by securities analysts or failure to meet analyst estimates.

         In addition, the stock market generally has experienced significant price and volume fluctuations, and the market prices of companies in our industry have been highly volatile. Due to the volatility of the stock market generally, the price of our common stock could fluctuate for


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reasons beyond our control.

THE SALE OF SHARES ELIGIBLE FOR FUTURE SALE IN THE OPEN MARKET COULD DEPRESS OUR STOCK PRICE.

         Sales of significant amounts of common stock in the public market in the future, the perception that sales will occur or the registration of shares could materially and adversely affect the market price of our common stock or our future ability to raise capital through an offering of our equity securities. As of November 30, 2000, there were outstanding approximately 12,208,699 shares of our common stock that are freely tradable. As of November 30, 2000, we issued approximately 18,750,823 shares of common stock, warrants to purchase up to 7,033,135 shares of our common stock upon exercise and 3,002,931 shares of preferred stock that are convertible under certain circumstances into our common stock, in private transactions since June of 1999. We have granted the holders of those securities registration rights. Therefore, these shares of common stock, warrants and preferred stock can be sold in accordance with Rule 144 of the Securities Act or the holders thereof can exercise their registration rights related thereto. In addition, as of November 30, 2000, there were outstanding options to purchase approximately 6,859,000 shares of common stock that become eligible for sale in the public market from time to time depending on vesting. There are also 5,459,000 shares of common stock covered by this prospectus which are issuable under the common stock purchase agreement and under the warrants previously granted and which may be granted in the future to Crossover Ventures. We may also issue additional shares in acquisitions and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans.

         The issuance or even the potential issuance of shares under the common stock purchase agreement, in connection with any other additional financing, and upon exercise of warrants, options or rights will have a dilutive impact on other stockholders and could have a negative effect on the market price of our common stock. In addition, the shares issuable to Crossover Ventures under the common stock purchase agreement will be issued at a discount to the daily volume weighted average prices of our common stock prior to the issuance to Crossover Ventures. This will further dilute the interests of other stockholders.

         As we sell shares of common stock to Crossover Ventures under the common stock purchase agreement, and then Crossover Ventures sells the common stock to third parties, our common stock price may decrease due to the additional shares in the market. If we decide to draw down under the common stock purchase agreement as the price of our common stock decreases, we will be required to issue more shares of our common stock for any given dollar amount invested by Crossover Ventures, subject to the minimum selling price we specify. The more shares that are issued under the common stock purchase agreement, the more our shares will be diluted and the more our stock price may decrease. This may encourage short sales, which could place further downward pressure on the price of our common stock.

WE DEPEND ON THE GROWTH OF BROADBAND INTERNET USAGE.

         Our technology works primarily over "broadband" Internet connections. The main services

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we are building require high-bandwidth access to the Internet and delivery of data volumes that are higher than most service providers are presently delivering. While we are striving to overcome the technical and business hurdles inherent in establishing a network of this nature, there can be no assurance we will be successful in obtaining the bandwidth required to provide our services, or obtain it at economical cost.

         Broadband web usage may be inhibited for a number of reasons, such as:

          o    inadequate network infrastructure;

          o    security concerns;

          o    inconsistent quality of service; and

          o    availability of cost-effective, high-speed service.

         Our business would be adversely affected if broadband web usage does not continue to grow.

OUR SUCCESS DEPENDS ON OUR ABILITY TO CONTINUE TO ATTRACT, RETAIN AND MOTIVATE HIGHLY SKILLED EMPLOYEES.

         Our ability to execute our growth plan and be successful depends on our continuing ability to attract, retain and motivate highly skilled employees. As we continue to grow, we will need to hire additional personnel in all operational areas. Competition for personnel throughout the Internet industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.

MUCH OF OUR TECHNOLOGY RELIES ON OWNED OR LICENSED INTELLECTUAL PROPERTY, AND WE CANNOT BE SURE THAT SUCH RIGHTS ARE PROTECTED FROM THE USE OF OTHERS, INCLUDING POTENTIAL COMPETITORS.

         We regard much of our technology as proprietary and try to protect it by relying on trademarks, copyrights, patents, trade secret laws and confidentiality agreements. In connection with our license agreements with third parties, we seek to control access to and distribution of our technology, documentation and other proprietary information. Even with all of these precautions, it could be possible for someone else to either copy or otherwise obtain and use our proprietary information without our authorization or to develop similar technology independently. Effective trademark, copyright and trade secret protection may not be available in every country in which our services are made available through the Internet, and policing unauthorized use of our proprietary information is difficult and expensive. We cannot be sure that the steps we have taken will prevent misappropriation of our proprietary information. Any misappropriation could have a material adverse effect on our business. In the future, we may need to go to court to either enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. That litigation might result in substantial costs and diversion of resources and management attention.

         We currently license from third parties technologies incorporated into some of our products and services. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. We cannot be sure that these third-party technology licenses will continue to be available on commercially reasonable terms, if at all.

OUR INDUSTRY IS HIGHLY COMPETITIVE.

         The Internet industry is highly competitive and affected by rapid change. We believe that the principal competitive factors in our business include technological innovation, pricing, customer service, network quality, service offerings and the flexibility to adapt to changing market conditions. In establishing our broadband strategy, we face a number of strong, firmly entrenched competitors who are currently providing similar services to low-bandwidth users and high-bandwidth users. These and other companies have announced plans to provide broadband video-based services and technology. In addition to competition from other Internet content and technology companies, well-established media distribution companies, particularly in the cable television and satellite markets, have established, and continue to seek to establish, interactive, on-demand digital services through the development of sophisticated digital set-top technology and related back-end server systems. Many of our existing competitors have, and some future competitors may have, significantly greater financial and technical resources than we have.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

         Our future success depends, in large part, on our ability to use leading technologies effectively, to develop our technological expertise, to enhance our existing services and to develop new services that meet changing customer needs on a timely and cost-effective basis. We are unable to predict which technological development will challenge our competitive position or the amount of expenditures that will be required to respond to a rapidly changing technological environment. Our failure to respond in a timely and effective manner to new and evolving technologies could have a negative impact on our operating results and financial condition.

INTERNET CAPACITY CONSTRAINTS MAY IMPAIR THE ABILITY OF CONSUMERS TO ACCESS OUR WEB SITE OR OUR CUSTOMER'S WEB SITES, WHICH COULD HINDER OUR ABILITY TO GENERATE REVENUE.

         Our success will depend, in large part, upon a robust communications industry and infrastructure for providing Internet access and carrying Internet traffic. The Internet may ultimately not prove to be a viable commercial medium because of:

          o inadequate development of the necessary infrastructure such as a reliable network backbone;

          o failure to timely develop complementary products such as high speed modems that will enable broadband access for individuals;

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          o    delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity; or

          o    increased government regulation.

         If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to continue to support the demands placed on it.

WE FACE UNCERTAINTIES REGARDING GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES.

         Laws and regulations specifically pertaining to the Internet are new and developing. These laws or regulations govern matters such as online content, intellectual property, user privacy, e-commerce, information security and taxation. In addition, the applicability of existing laws to the Internet is uncertain and evolving. As a result of this uncertainty, it is difficult to predict the impact, if any, that future regulation or changes in regulation may have on our operations.

         Moreover, we may be liable to third parties for any content that we encode, distribute or make available on our website if that content violates a third party's intellectual property rights or violates any applicable laws, such as obscenity laws or defamation laws. Although we try to mitigate this risk by seeking indemnification from our customers and suppliers, we may still be subject to liability if indemnification is not obtained, is contested or does not provide us with enough resources to cover any potential liability.

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT POTENTIAL INVESTORS.

         Some of the provisions of our certificate of incorporation, our bylaws and Delaware law could, together or separately:


          o    discourage potential acquisition proposals;

          o    delay or prevent a change in control; and

          o limit the price that investors might be willing to pay in the future for shares of our common stock.

         In particular, our board of directors is authorized to issue up to 20,000,000 shares of preferred stock (less any outstanding shares of preferred stock) with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock.

WE HAVE NEVER PAID DIVIDENDS.

         We currently intend to retain earnings, if any, to support our growth strategy. We do not anticipate paying dividends on our stock in the foreseeable future.

          SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

         Some statements in (a) this prospectus under the caption "Risk Factors," (b) any applicable prospectus supplement and (c) the documents incorporated by reference into this prospectus may constitute "forward-looking statements" within the meaning of federal securities laws. Forward-looking statements are based on our management's beliefs, assumptions, and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are discussed in "Risk Factors" and in our filings with the SEC.

         When used in our documents or presentations, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words are intended to identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549 or at its regional public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operations and locations of the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC's website at "http://www.sec.gov."

         The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference becomes part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below that we have previously filed with the SEC:

          1. Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999;

          2. Current Report on Form 8-K filed with the SEC on March 2, 2000;

          3. Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2000;

          4. Current Report on Form 8-K filed with the SEC on April 20, 2000;

          5. Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2000;

          6. Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000; and

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          7. Current Report on Form 8-K filed with the SEC on November 20, 2000.

         We also incorporate by reference in this prospectus any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

         You may obtain the documents incorporated by reference as described above. You may also request a copy of these filings, at no cost, from us by writing or telephoning us at:


                                  On2.com Inc.
                              375 Greenwich Street
                               New York, NY 10013
                                 (212) 941-2400
                          Attention: Investor Relations

         This prospectus is a part of a registration statement we filed with the SEC. As allowed by the rules of the SEC, this prospectus does not contain all of the information that can be found in the registration statement or in the exhibits to the registration statement. You should read the registration statement and its exhibits for a complete understanding of all of the information included in the registration statement.

         You should rely only on the information provided in this or that is incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Information is accurate only as of the date of the documents containing the information, unless the information specifically indicates that another date applies.

         This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of these documents.

                                   THE COMPANY

         We are a leading broadband application service provider specializing in the delivery of television quality video over the Internet. We have developed next generation proprietary video compression and Internet streaming technology, True Motion(R) VP3, that enables full-motion, full-screen television-quality video over the Internet. We provide a full suite of products and services that includes high-level video encoding, hosting, and streaming, as well as interface design, customized technical support and consulting services. We provide our full-service broadband solutions to new and traditional media companies, Internet enterprises and Web sites. Our executive offices are located at 375 Greenwich Street, New York, New York 10013. Our telephone number at that address is (212) 941-2400. As used in this prospectus, the words "we," "us," "our"

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and "On2" refer to On2.com Inc., a Delaware corporation, and its wholly owned subsidiaries.

                               RECENT DEVELOPMENTS

         On November 17, 2000, our stockholders voted at a special meeting to increase the authorized number of shares of common stock from 50,000,000 to 100,000,000 in order to give us the needed flexibility in our corporate planning and in responding to developments in our business, including possible financing and acquisition transactions, stock splits or other general corporate purposes.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares offered by the selling stockholders. However, we may receive proceeds from the exercise of the warrants and up to $23,000,000 (subject to an increase to $40,000,000 based on price and volume criteria) upon the issuance of common stock pursuant to the terms of the common stock purchase agreement between Crossover Ventures and us. Those proceeds, if any, will be used for general corporate purposes. General corporate purposes may include expenses for research and development associated with the development and enhancement of our technology and products, expenses for sales and marketing and general administrative expenses associated with salaries and other expenses. General corporate purposes may also include acquisitions or other capital expenditures. We may invest the net proceeds temporarily until we use them for their stated purpose.


                         COMMON STOCK PURCHASE AGREEMENT

OVERVIEW.

         We entered into a common stock purchase agreement with Crossover Ventures, dated December 1, 2000, for the sale, from time to time, of shares of our common stock. Pursuant to the terms of the common stock purchase agreement, the investor, Crossover Ventures, has committed up to $23,000,000 to purchase shares of our common stock over a 36 month period. Crossover Ventures may be required to commit an additional $17,000,000 for the purchase of our common stock pursuant to the common stock purchase agreement, if after one year:

          o the average daily market price of our common stock during any 10 consecutive trading days exceeds $10, and

          o the average trading volume of our common stock during any 20 consecutive trading days, which includes the relevant 10 trading days above, equals or exceeds 100,000 shares.


         Once every 25 trading days, we may request a draw up to a maximum amount based on a formula of the weighted average common stock price and the average trading volume of our common stock. Each draw down must be at least $100,000. At the end of each of two 10 consecutive day trading periods following the draw down request, we and Crossover Ventures will determine, based upon the volume-weighted average stock price during each of these 10 day periods, the following with respect to a separate settlement for each 10 trading day period:

          o    the actual draw down amount for each period,

          o the number of shares of our common stock that we will issue to Crossover Ventures at the end of each 10 day period, and

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

          o    the price per share paid by Crossover Ventures.

         Crossover Ventures will receive a six percent (6%) discount to the average daily market price of our common stock if the average market price for the relevant 10 trading day period is equal to or greater than $2.43. It will receive a ten percent (10%) discount to the average daily market price of our common stock if the average market price for the relevant 10 trading day period is less than $2.43. We will receive the amount of the draw down less an escrow agent fee of $750 if Crossover Ventures chooses to use an escrow agent.

         We have issued to Crossover Ventures stock purchase warrants to purchase 50,000 shares of our common stock with an exercise price of $1.52. The warrants are exercisable beginning on June 1, 2001 and will expire on June 1, 2004. The common stock issuable upon exercise of those warrants is included in the registration statement of which this prospectus is a part.

         We may not issue more than 19.99% of our outstanding common stock to Crossover Ventures pursuant to the common stock purchase agreement and the warrant delivered to Crossover Ventures without obtaining stockholder approval. In addition, the common stock purchase agreement does not permit us to draw down funds if the issuance of shares of common stock to Crossover Ventures pursuant to the draw down would result in Crossover Ventures or its affiliates owning more than 9.9% of our outstanding common stock on the date we exercise a draw down.

THE DRAW DOWN PROCEDURE.

         We may request a draw down by faxing a draw down notice to Crossover Ventures, setting forth:

          o    the amount of the draw down

          o the minimum threshold price, if any, at which we are willing to sell the shares of our common stock, and

          o    the date the pricing period begins.

         The first 10 trading days from the date which the pricing period begins will be used to determine the number of shares of our common stock we will issue to Crossover Ventures on the first settlement with respect to that draw down. The second 10 trading day period will be used to determine the number of shares to be issued on the second settlement with respect to that same drawn down.

AMOUNT OF THE DRAW.

         The amount of the draw down is the amount we request, except that the maximum amount we may request is limited by the following formula:

          o 4.5% of the weighted average price, as reported by Bloomberg Financial, of our common stock for the thirty day period ending on the date the pricing period begins

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

               multiplied by

          o the total trading volume of our common stock for the three month period ending on the date the pricing period begins.

         If the volume-weighted average daily price for any given trading day is below the threshold price set by us in the draw down notice during the 20 trading days immediately following the date we give notice, then the draw down amount that Crossover Ventures is obligated to pay is correspondingly reduced by 1/20th for each day that is below the threshold price. Thus, if the daily price for a day is below the threshold price we will not issue any shares of our common stock and Crossover Ventures will not purchase any shares of common stock for that day. In addition, if the trading of our common stock is suspended for more than three hours on any trading day or if the registration statement covering the common stock is not effective, then the amount of the draw down shall be reduced by 1/20th and Crossover Ventures will not purchase any shares of our common stock for that day.

SPECIAL ACTIVITY DRAW DOWN.

         If we expect to incur a one time charge for any reason, including an acquisition, we may notify Crossover Ventures of that special activity 21 days in advance, and we will be able to issue a draw down notice to Crossover Ventures every 22 days instead of every 25 days for a 10 week period. In connection with a special activity draw down, Crossover Ventures shall receive an additional three percent (3%) discount to the average daily market price of our common stock.

NECESSARY CONDITIONS BEFORE CROSSOVER VENTURES IS OBLIGATED TO PURCHASE OUR COMMON STOCK.

         The following conditions must be satisfied before Crossover Ventures is obligated to purchase shares of our common stock:

          o A registration statement for the shares of common stock we will be issuing must be declared effective by the SEC and must remain effective and available as of the draw down settlement date for making resales of the shares of common stock purchased by Crossover Ventures.

          o No event has occurred that has a material adverse effect on our business, operations, properties or financial conditions;

          o Trading in our shares of common stock must not have been suspended by the SEC or the national exchange on which our shares are listed, nor shall minimum prices have been established on securities whose trades are reported by the national exchange on which our shares are listed; and

          o Other conditions set forth in the common stock purchase agreement.

TERMINATION OF THE COMMON STOCK PURCHASE AGREEMENT.

         Crossover Ventures may terminate the equity draw down facility under the common stock purchase agreement if any of the following events occur:


          o We suffer a material adverse change in our business, operations, properties, or financial condition;

          o Our shares of common stock are delisted from the American Stock Exchange unless such delisting is in connection with the listing of those shares of common stock on the New York Stock Exchange, the NASDAQ National Market or the NASDAQ SmallCap Market; or

          o    We file for protection from creditors.

LIMITATIONS ON CONSOLIDATION, MERGER AND FUTURE FINANCING.

         We may not merge or consolidate with any other entity, unless that entity assumes the obligations under the common stock purchase agreement. We have also agreed not to enter into any other standby equity-based credit facility during the term of the common stock purchase agreement.

INDEMNIFICATION OF CROSSOVER VENTURES.

         Crossover Ventures is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the registration statement and the prospectus, except as they relate to information supplied by Crossover Ventures to us for inclusion in the registration statement and prospectus.

                              SELLING STOCKHOLDERS

The following sets forth the transactions pursuant to which the selling stockholders may be registering shares of common stock, shares of common stock issuable upon conversion of convertible preferred stock or shares of common stock issuable upon the exercise of warrants:

     o Pursuant to the Agreement and Plan of Merger, dated June 9, 1999, by and among Applied Capital Funding, Inc. (the predecessor to the Company), Applied Capital Acquisition Inc. and The Duck Corporation (the "Merger Agreement"), we agreed, subject to the conditions set forth therein, to register approximately 15,000,000 shares of our common stock, 400,000 shares of our common stock underlying the Series A Preferred Stock issued pursuant to the Merger Agreement and shares of our common stock underlying 5,897,143 warrants issued pursuant to the Merger Agreement.

     o On December 30, 1999, we issued 821,460 shares of our common stock and warrants to acquire 246,379 shares of our common stock in a private placement of securities. We also entered into nine Investor Rights Agreements, each dated December 1, 1999 and substantially similar to each other, with the owners of such shares and warrants pursuant to which we granted registration rights for those shares and the shares underlying the warrants. In connection with the private placement of securities, we also entered into a Securityholders Agreement on December 1, 1999 with some of our existing stockholders to restrict the sale of 10,018,000 shares of our common stock held by them and we agreed to give those stockholders registration rights in connection with those shares of our common stock.

     o On September 27, 1999, we issued 171,244 shares of our common stock and warrants to purchase 2,500 shares of our common stock in a private placement in exchange for all of the outstanding stock of MetaVisual Creations Limited, and we agreed to give registration rights for the common stock to the former stockholders of MetaVisual Creations Limited.

     o On September 29, 2000, we issued 924,527 shares of our Series C-II Preferred Stock and warrants to purchase 396,037 shares of our common stock in a private placement of securities to three purchasers, and we agreed to register, under certain circumstances, the shares underlying such preferred stock and warrants.

     o On December 1, 2000, we entered into a common stock purchase agreement with Crossover Ventures, and we issued to Crossover Ventures, Inc. a warrant to purchase 50,000 shares of our common stock. We further agreed to register the common stock underlying that warrant.

     o On December 8, we issued 2,049,839 shares of our Series C-III Preferred Stock and warrants to purchase 635,450 shares of our common stock in a private placement of securities to two purchasers, and we agreed to register, under certain circumstances, the shares underlying such preferred stock and warrants.

         Except as noted below, the selling stockholders are not affiliates of us and have not had any position, office or other material relationship with us within the past three years, except as stockholders. All of the shares of common stock that have been or may be acquired by the selling stockholders upon the issuance of stock, upon the conversion of preferred stock or upon exercise of the warrants are being registered and offered pursuant to the registration statement of which this prospectus forms a part.

         Crossover Ventures is a Cayman Islands corporation engaged in the business of investing in publicly traded equity securities for its own account. Crossover Venture's principal offices are located in Georgetown, Grand Cayman Islands. The directors of Crossover Ventures have the authority to exercise any warrants granted to Crossover Ventures and to sell and vote the shares of common stock issued under the common stock purchase agreement.

         Other than the 50,000 warrants we granted to Crossover Ventures in connection with closing the common stock purchase agreement, Crossover Ventures does not currently own any of our securities. Other than its obligation to purchase shares of common stock under the common stock purchase agreement, it has no other commitments or arrangements to purchase or sell any of securities. There are no business relationships between Crossover Ventures and us other than under the common stock purchase agreement.

         The following table is based on 27,684,171 shares of common stock outstanding as of November 30, 2000.

                                                     NUMBER OF SHARES
                                    NUMBER OF        OF COMMON STOCK                  NUMBER OF     NUMBER
                                    SHARES OF        BENEFICIALLY                     SHARES OF    OF SHARES
                                    COMMON STOCK     OWNED BEFORE        NUMBER OF    COMMON       OF COMMON
NAME OF SELLING STOCKHOLDER         BENEFICIALLY     OFFERING-INDIRECT   SHARES OF    STOCK        STOCK
                                    OWNED BEFORE                         COMMON       UNDERLYING   UNDERLYING
                                    OFFERING-DIRECT                      STOCK        WARRANTS     PREFERRED
                                                                         OFFERED      OFFERED      STOCK
                                                                                                   OFFERED
--------------------------------------------------------------------------------------------------------------

Bernadette Borromeo-Charles                  5,047                                      1,165
Claude Charles                              30,280                                      6,988
Simon Conway-Smith                           4,599                         4,599
Corral Capital Limited                     494,339                                    116,981        377,358
Crossover Ventures, Inc. (1)                50,000                                     50,000
Mr. Y.M. Fok                             1,430,833                                    338,594      1,092,239
Emily Harrow                               895,547                       200,000
Ms. T.A. Norris                              8,472                         8,472
Paul Wilkins (2)                           140,276             16,097    156,373
Verus International Group Limited (3)   1,476,908                                    349,497      1,127,411
Winton Capital Holdings Ltd.               799,052                                    226,415        377,358


TOTALS                                   5,335,353             16,097    369,444    1,089,640      2,974,366


                                      AMOUNT OF     PERCENT OF
                                      SHARES OF     COMMON STOCK
                                      COMMON STOCK  BENEFICIALLY
NAME OF SELLING STOCKHOLDER           OWNED AFTER   OWNED AFTER
                                      OFFERING      OFFERING
------------------------------------------------------------------

Bernadette Borromeo-Charles                3,882        *
Claude Charles                            23,292        *
Simon Conway-Smith                          -0-        -0-
Corral Capital Limited                      -0-        -0-
Crossover Ventures, Inc. (2)                -0-        -0-
Mr. Y.M. Fok                                -0-        -0-
Emily Harrow                             695,547       2.5%
Ms. T.A. Norris                             -0-        -0-
Paul Wilkins (1)                            -0-        -0-
Verus International Group Limited           -0-        -0-
Winton Capital Holdings Ltd.             195,279        *


TOTALS                                   918,000       2.5%

-----------------------
*    Less than one percent.

1. This number is indeterminable. As set forth under the section entitled "Common Stock Purchase Agreement", Crossover Ventures has agreed to purchase from the Company up to $40,000,000 of common stock of the Company, subject to certain price and volume limitations.

2. Mr. Paul Wilkins is an employee of the Company and has been since September of 1999, when the Company acquired MetaVisual Creations Limited ("MetaVisual"). Mr. Wilkins was a shareholder of MetaVisual prior to the acquisition and acquired his shares in the Company as a result of the acquisition. In addition, Mr. Wilkins and his wife are trustees of the Paul Gordon Wilkins 1999 Children's Settlement, which holds 16,097 shares of common stock of the Company.

3. Ajmal Khan, a former director of the Company, is a principal of Verus International Group Limited.

                              PLAN OF DISTRIBUTION

SELLING SHAREHOLDERS.

         The selling stockholders have advised us that they may offer common stock at various times in one or more transactions on the American Stock Exchange, in private offerings, exchange distributions, secondary distributions, negotiated transactions or any combination of the foregoing. They may sell at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. We will not receive any part of the proceeds of sales of shares made hereunder by the selling stockholders. We may, however, receive proceeds from the exercise of outstanding warrants to purchase such shares, and from the sale of our common stock to Crossover Ventures.

         The selling stockholders may also use broker-dealers to sell their shares. In connection with any sales, the selling stockholders and any brokers or dealers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders or purchasers of the shares offered hereby (and, if they act as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders and Crossover Ventures.

         The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principals. We have agreed to indemnify the selling stockholders and Crossover Ventures against certain liabilities, including liabilities under the Securities Act.

         We are responsible for all costs, expenses and fees incurred in registering the securities offered hereby, except for any brokerage commissions payable by the selling stockholders. There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by them hereunder.

COMMON STOCK PURCHASE AGREEMENT.

         Crossover Ventures may offer for sale up to 5,509,000 shares of our common stock under this prospectus which they will originally acquire under the terms of the common stock purchase agreement and the warrants we issued to them as more fully described under "Common Stock Purchase Agreement." Crossover Ventures will offer the shares for their own account. We do not know for certain how or when Crossover Ventures will choose to sell their shares of common stock. We will not receive any proceeds from Crossover Ventures' sale of shares of common stock, but we will receive proceeds from our sale of common stock to Crossover Ventures.

         To permit Crossover Ventures to resell the shares of common stock issued to them, we agreed to file a registration statement and all necessary amendments and supplements with the SEC for the purpose of registering and maintaining the registration of the shares. We will bear all costs relating to the registration of the common stock offered by the prospectus.

         Crossover Ventures will offer our common stock into the public market from time to time using this prospectus, although there can be no assurance that they will in fact sell any or all of the securities covered by this prospectus. The sales may be made on the American Stock Exchange, on the over-the-counter market or otherwise at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. Crossover Ventures will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. Crossover Ventures has informed us that there are no existing arrangements between them and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which they may sell through this prospectus.

The share of common stock may be sold in one or more of the following manners:

          o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker or dealer for its account under this prospectus; or

          o ordinary brokerage transactions and transactions in which the broker solicits purchases.

         Crossover Ventures will pay all commissions and their own expenses, if any, associated with the sale of the shares of common stock. Crossover Ventures will sell shares without paying any underwriting discounts or commissions, except for usual and customary selling commissions paid to brokers or dealers. However, in effecting sales, brokers or dealers engaged by Crossover Ventures may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or other concessions from Crossover Ventures in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the shares of common stock as a principal by these broker-dealers and any commissions received by these broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in these transactions as agent may receive commissions from Crossover Ventures and from the purchaser of the shares of common stock if the broker-dealer acts as agent for the purchaser.

         Broker-dealers may agree with Crossover Ventures to sell a specified number of shares of common stock at a stipulated price per share and, to the extent a broker-dealer is unable to do so acting as agent for Crossover Ventures, to purchase as principal any unsold shares of common stock at a price required to fulfill the broker-dealer commitment to Crossover Ventures. Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions, which may involve crosses and block transactions and which may involve sales to and through and other broker-dealers, including transactions of the nature described above, on the American Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with the resales may pay to or receive from the purchasers of the shares of common stock commissions computed as described above. Brokers or dealers who acquire shares of common stock as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the shares of common stock.

         Crossover Ventures is deemed a statutory underwriter within the meaning of Section 2(11) of the Securities Act of 1933 with respect to any shares it sells. Crossover Ventures has agreed to be named as a statutory underwriter and will be acting as an underwriter in its resales of the shares of common stock under this prospectus. Because Crossover Ventures is deemed a statutory underwriter, the discounts and concessions it receives upon purchases of our common stock, and any profits it receives on the resale of the shares, will be deemed to be underwriting discounts and commissions under the Securities Act. Each time Crossover Ventures purchases shares of our common stock under the common stock purchase agreement, it will receive a substantial discount to then current market price of our common stock. The price at which we will issue shares of common stock to Crossover Ventures will be six percent (6%) below the daily volume weighted average prices of the common stock on the American Stock Exchange if the average market price of our common stock for the relevant 10 trading day period is equal to or greater than $2.43. If the average market price of our common stock for the relevant 10 trading day period is less than $2.43, we will issue shares of common stock to Crossover Ventures at a ten percent (10%) discount to the average daily market price of our common stock. In connection with the common stock purchase agreement, we granted 50,000 warrants to Crossover Ventures, which are exercisable for $1.52 per share of common stock beginning on June 1, 2001 and expiring on June 1, 2004. The warrants granted to Crossover Ventures will also be deemed to be underwriting commission under the Securities Act. We estimate that the fair market value of the 50,000 warrants using customary pricing models is $33,545. Lastly, at the closing under the common stock purchase agreement on December 1, 2000, we paid $25,000 to Crossover Ventures to cover legal and administrative expenses in connection with negotiating the common stock purchase agreement.

         Crossover Ventures is also subject to applicable state and federal securities laws, rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act of 1934, and the rules and regulations of the Nasdaq National Market. Under these rules, Crossover Ventures may not:

          (1) engage in market making activities at the same time as they are engaged in a distribution of the shares of common stock for a period beginning when this person becomes a distribution participant and ending upon this person's completion of participation in a distribution;
          (2) engage in any stabilization activity in connection with our securities;
          (3)  impose penalty bids or effect passive market making bids; and
          (4) bid for or purchase any of our common stock or attempt to induce any person to purchase any of our common stock other than as permitted under the Exchange Act.

         In addition, if Crossover Ventures is an "affiliated purchaser" as defined in Regulation M, they must coordinate their sales under this prospectus with each other and with us for purposes of Regulation M as required by Securities Exchange Act Release 34-38067 (December 20, 1996). Crossover Ventures and any of its controlling persons, have not been an officer, director or otherwise an affiliate of our company during the last three years. In addition to the rules and regulations applicable to it, Crossover Ventures has also agreed not to engage in any short sales of our common stock during the term of the common stock purchase agreement. These restrictions, and the other rules and regulations applicable to Crossover Ventures, may affect the marketability of the shares of common stock.

         We granted registration rights to Crossover Ventures to enable it to sell the common stock it purchases under the common stock purchase agreement. We will assume no obligation or responsibility whatsoever to determine a method of disposition for the shares.

         We may file one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material change to the information in this prospectus, including with respect to the plan of distribution, for as long as Crossover Ventures holds shares of our stock or until the shares can be sold under an appropriate exemption from registration. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing:

          o    the name of any broker-dealers;

          o    the number of shares of common stock involved;

          o    the price at which the shares of common stock are to be sold;

          o the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

          o that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

          o    any other facts material to the transaction.

                                  LEGAL MATTERS

         The validity of the common stock offered pursuant to this prospectus will be passed upon for us by McGuireWoods LLP, New York, New York. William A. Newman, a director of On2.com, Inc., is a partner of McGuireWoods LLP.

                                     EXPERTS

         The audited financial statements incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                -----------------
                                TABLE OF CONTENTS
                                -----------------


                                                                           Page
                                                                           ----

RISK FACTORS.................................................................1
SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS.................7
WHERE YOU CAN FIND MORE INFORMATION..........................................7
THE COMPANY..................................................................8
RECENT DEVELOPMENTS..........................................................9
USE OF PROCEEDS.............................................................10
COMMON STOCK PURCHASE AGREEMENT.............................................10
SELLING STOCKHOLDERS........................................................14
PLAN OF DISTRIBUTION........................................................16
LEGAL MATTERS...............................................................20
EXPERTS.....................................................................20

                                9,892,450 SHARES


                                  ON2.COM INC.



                                  COMMON STOCK


                                 --------------
                                   PROSPECTUS
                                 --------------




                                December 8, 2000